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PART I - FINANCIAL INFORMATION
Item 1. Orion Engineered Carbons S.A. Condensed Consolidated Financial Statements (Unaudited)
See page F-1 of this report.

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Condensed Consolidated Statements of Operations of Orion Engineered Carbons S.A. (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Net sales	$399,016	$391,586	$783,730	$798,285
Cost of sales	294,978	278,813	581,723	573,109
Gross profit	104,038	112,773	202,007	225,176
Selling, general and administrative expenses	52,117	54,158	107,694	113,069
Research and development costs	4,914	4,644	10,043	9,705
Other expenses, net	4,503	1,265	6,978	3,097
Restructuring income	—	40,253	—	40,253
Restructuring expenses	1,034	10,502	1,123	11,768
Income from operations	41,470	82,457	76,169	127,790
Interest and other financial expense, net	7,566	8,777	14,009	17,159
Income from operations before income tax expense and equity in earnings of affiliated companies	33,904	73,680	62,160	110,631
Income tax expense	9,309	20,743	18,748	31,089
Equity in earnings of affiliated companies, net of tax	153	144	290	293
Net income	$24,748	$53,081	$43,702	$79,835

Weighted-average shares outstanding (in thousands of shares):
Basic	59,984	59,590	59,752	59,456
Diluted	61,125	60,743	61,119	60,866
Earnings per share (USD per share):
Basic	$0.41	$0.89	$0.73	$1.34
Diluted	$0.40	$0.87	$0.72	$1.31
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income of Orion Engineered Carbons S.A. (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Net income	$24,748	$53,081	$43,702	$79,835
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(4,844)	(7,367)	(3,381)	(13,402)
Unrealized net gains/(losses) on hedges of a net investment in a foreign operation	—	(3,252)	—	(8)
Unrealized net gains/(losses) on cash flow hedges	(4,375)	(2,510)	(6,600)	(1,557)
Gains/(losses) on defined benefit plans	(36)	1,398	17	750
Other comprehensive loss	(9,255)	(11,731)	(9,964)	(14,217)
Comprehensive income	$15,493	$41,350	$33,738	$65,618
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets of Orion Engineered Carbons S.A. (Unaudited)

				June 30, 2019	December 31, 2018
				(In thousands, except share data)
Current assets
Cash and cash equivalents				$53,159	$57,016
Accounts receivable, net of reserve for doubtful accounts
of	$5,594	and	$5,081	280,513	262,821
Other current financial assets				6,809	12,573
Inventories				174,438	183,629
Income tax receivables				17,671	24,342
Prepaid expenses and other current assets				33,549	34,938
Total current assets				566,139	575,319
Property, plant and equipment, net				470,612	483,534
Operating lease right-of-use assets				29,979	—
Goodwill				55,207	55,546
Intangible assets, net				85,232	95,245
Investment in equity method affiliates				5,024	5,332
Deferred income tax assets				55,694	52,395
Other financial assets				2,895	2,723
Other assets				4,984	2,928
Total non-current assets				709,627	697,703
Total assets				$1,275,766	$1,273,022

Current liabilities
Accounts payable		$163,755	$163,585
Current portion of long term debt and other financial liabilities		59,693	41,020
Current portion of employee benefit plan obligation		850	855
Accrued liabilities		41,302	56,297
Income taxes payable		19,160	28,086
Other current liabilities		34,525	30,493
Total current liabilities		319,285	320,336
Long-term debt, net		638,300	643,748
Employee benefit plan obligation		60,726	60,377
Deferred income tax liabilities		46,585	45,504
Other liabilities		43,545	44,161
Total non-current liabilities		789,156	793,790

Commitments and contingencies	Note L

Stockholders' equity
Common stock
Authorized: 65,035,579 and 89,452,626 shares with no par value
Issued – 60,729,289 and 60,035,579 shares with no par value
Outstanding – 60,212,208 and 59,518,498 shares		85,032	84,254
Less cost of 517,081 and 517,081 shares of common treasury stock		(8,683)	(8,683)
Additional paid-in capital		61,403	63,544
Retained earnings		59,165	39,409
Accumulated other comprehensive loss		(29,592)	(19,628)
Total stockholders' equity		167,325	158,896
Total liabilities and stockholders' equity		$1,275,766	$1,273,022
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders' Equity of Orion Engineered Carbons S.A. (Unaudited)

(In thousands, except per share amount)	Common stock		Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total equity
	Number of common shares	Amount
Balance at January 1, 2019	59,518,498	$84,254	$(8,683)	$63,544	$39,409	$(19,628)	$158,896
Net income	—	—	—	—	18,954	—	18,954
Other comprehensive loss, net of tax	—	—	—	—	—	(709)	(709)
Dividends paid - $0.20 per share	—	—	—	—	(11,904)	—	(11,904)
Share based compensation	—	—	—	3,553	—	—	3,553
Balance at March 31, 2019	59,518,498	$84,254	$(8,683)	$67,097	$46,459	$(20,337)	$168,790
Net income	—	—	—	—	24,748	—	24,748
Other comprehensive loss, net of tax	—	—	—	—	—	(9,255)	(9,255)
Dividends paid - $0.20 per share	—	—	—	—	(12,042)	—	(12,042)
Share based compensation	—	—	—	(5,737)	—	—	(5,737)
Issuance of stock under equity compensation plans	693,710	778	—	43	—	—	821
Balance at June 30, 2019	60,212,208	$85,032	$(8,683)	$61,403	$59,165	$(29,592)	$167,325

(In thousands, except per share amount)	Common stock		Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total equity
	Number of common shares	Amount
Balance at January 1, 2018	59,320,214	$83,770	$(3,773)	$102,529	$(81,901)	$(5,320)	$95,305
Net income	—	—	—	—	26,754	—	26,754
Other comprehensive loss, net of tax	—	—	—	—	—	(2,486)	(2,486)
Distributions from additional paid-in capital - $0.20 per share	—	—	—	(11,864)	—	—	(11,864)
Share based compensation	—	—	—	3,100	—	—	3,100
Balance at March 31, 2018	59,320,214	$83,770	$(3,773)	$93,765	$(55,147)	$(7,806)	$110,809
Net income	—	—	—	—	53,081	—	53,081
Other comprehensive loss, net of tax	—	—	—	—	—	(11,731)	(11,731)
Distributions from additional paid-in capital - $0.20 per share	—	—	—	(11,944)	—	—	(11,944)
Share based compensation	—	—	—	(2,386)	—	—	(2,386)
Issuance of stock under equity compensation plans	404,785	484	16	—	—	—	500
Balance at June 30, 2018	59,724,999	$84,254	$(3,757)	$79,435	$(2,066)	$(19,537)	$138,329
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows of Orion Engineered Carbons S.A. (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Cash flows from operating activities:
Net income	$24,748	$53,081	$43,702	$79,835
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment and amortization of intangible assets	25,404	24,239	49,499	49,029
Amortization of debt issuance costs	555	1,180	1,090	1,835
Share-based incentive compensation	1,559	2,853	5,112	5,953
Deferred tax benefit	839	(794)	(2,074)	(791)
Foreign currency transactions	(645)	5,618	290	2,756
Other operating non-cash expenses/(income)	3,264	(41,350)	4,292	(40,918)
Changes in operating assets and liabilities
(Increase)/decrease in trade receivables	(6,550)	(4,935)	(19,173)	(52,783)
(Increase)/decrease in inventories	(847)	(21,763)	7,099	(21,774)
Increase/(decrease) in trade payables	2,996	594	6,864	12,552
Increase/(decrease) in provisions	5,995	11,211	(14,826)	(2,117)
Increase/(decrease) in tax liabilities	(4,084)	8,250	(2,336)	15,012
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(5,276)	(20,723)	(5,410)	(9,740)
Net cash provided by operating activities	47,958	17,461	74,129	38,849
Cash flows from investing activities:
Cash received from the disposal of intangible assets and property, plant and equipment	—	64,672	—	64,672
Cash paid for the acquisition of intangible assets and property, plant and equipment	(38,370)	(33,940)	(60,857)	(59,870)
Net cash (used in)/provided by investing activities	(38,370)	30,732	(60,857)	4,802
Cash flows from financing activities:
Payments for debt issue costs	(1,721)	(631)	(1,721)	(631)
Repayments of long-term debt	(2,029)	(2,054)	(4,047)	(4,188)
Cash inflows related to current financial liabilities	41,605	2,078	78,687	7,151
Cash outflows related to current financial liabilities	(36,509)	(11,988)	(59,332)	(11,988)
Dividends paid to shareholders	(12,042)	(11,944)	(23,946)	(23,808)
Taxes paid for shares issued under net settlement feature	(6,475)	(4,741)	(6,475)	(4,741)
Net cash used in financing activities	(17,171)	(29,280)	(16,834)	(38,205)
Increase (decrease) in cash, cash equivalents and restricted cash	(7,583)	18,913	(3,562)	5,446
Cash, cash equivalents and restricted cash at the beginning of the period	60,921	62,722	61,604	75,213
Effect of exchange rate changes on cash	(146)	(3,537)	(346)	(2,561)
Cash, cash equivalents and restricted cash at the end of the period	57,696	78,098	57,696	78,098
Less restricted cash at the end of the period	4,537	4,645	4,537	4,645
Cash and cash equivalents at the end of the period	$53,159	$73,453	$53,159	$73,453
Cash paid for interest, net	$(3,142)	$(8,327)	$(9,166)	$(14,235)
Cash paid for income taxes, net of refunds	$(9,116)	$(13,288)	$(17,880)	$(16,869)
Supplemental disclosure of non-cash activity
Liabilities under built-to-suit lease	$—	$7,163	$—	$14,328
Liabilities for leasing - current	$1,782	$—	$6,926	$—
Liabilities for leasing - non-current	$(1,632)	$—	$23,955	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

Note A. Organization and Basis of Presentation
Organization and Description of the Business
Orion Engineered Carbons S.A.’s condensed consolidated financial information include Orion Engineered Carbons S.A. and its subsidiaries (the “Orion Group”, or the “Group” or the “Company”). The Company's fiscal year comprises the period from January 1 to December 31, 2019.
The Company is a leading global manufacturer of carbon black products and is incorporated in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at June 30, 2019, the Company operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and five sales companies. Another ten holding companies and one service company, as well as two former operating entities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Company operates a joint venture with one production facility in Germany.
The Company's global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the United States, Brazil, South Korea and Germany and China.
Recently Adopted Accounting Standards
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the amendments in ASU 2016-02, lessees are required to recognize (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term for all leases (with the exception of short-term leases) at the commencement date. This guidance is effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842-): Targeted Improvements, to provide an additional (and optional) transition method with which to adopt ASU 2016-02. In July 2018, the FASB also issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify the codification more generally and/or to correct unintended application of guidance. More recently, in March 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842): Codification Improvements, which was also issued to clarify the codification more generally and/or to correct unintended application of guidance. ASU 2019-01 clarifies transition disclosure requirements upon adoption of Topic 842.
We adopted ASUs 2016-02, 2018-11, 2018-10 and 2019-01 (“Lease ASUs”) as of January 1, 2019 using the optional transition method under ASU 2018-11 that allows for a cumulative-effect adjustment in the period of adoption without restating prior periods. Orion elected the practical expedients upon transition to retain the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. As a result of adopting these Lease ASUs we recorded additional lease assets and liabilities of approximately $30 million and $31 million on our condensed consolidated balance sheet as of March 31, 2019. Additionally, upon adoption of ASU 2016-02 we de-recognized one asset previously recorded under build-to-suit accounting and its associated liability of $29 million. A right-of-use asset will be capitalized upon subsequent commencement of the lease. We refer to Note C. Leases for further information about adoption of Topic 842.
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, that amends the hedge accounting recognition and presentation requirements under hedge accounting. The new standard will make more financial and non-financial hedging strategies eligible for hedge accounting, amends the presentation and disclosure requirements, and simplifies how companies assess effectiveness. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those years, and early adoption is permitted. In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, to introduce an alternative reference rate in the United States because of concerns about the sustainability of LIBOR. The Company adopted ASUs 2017-12 and 2018-16 as of January 1, 2019. Adoption of the standard did not result in adjustments to amounts recognized in the financial statements.
In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows for the elimination of the stranded income tax effects resulting from the enactment of the Tax Cuts and Jobs Act through a reclassification from accumulated other comprehensive income to retained earnings. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The

Company adopted ASU 2018-02 as of January 1, 2019. The adoption of this guidance had no impact on the Company's financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses. The new guidance requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The new standard is effective for fiscal years beginning after December 15, 2019, including all interim periods within those years, and early adoption is permitted for fiscal years beginning after December 15, 2018. The Company adopted ASU 2016-13 as of January 1, 2019. The adoption of this guidance and recognition of a loss allowance at an amount equal to lifetime expected credit losses for trade receivables was immaterial and did not result in a transition adjustment on retained earnings.
Recently Issued Accounting Pronouncements Not Yet Adopted
In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The updates contained in this ASU provide clarification and correction to ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, and is intended to improve the Codification or correct its unintended application. For entities that have adopted the amendments in Update 2016-13, the amendments in ASU No. 2019-04 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance of ASU No. 2019-04 as long as the entity has adopted the amendments in ASU No. 2016-13. For entities that have adopted the amendments in ASU No. 2017-12 as of the issuance date of ASU No. 2019-04, the effective date is as of the beginning of the first annual period beginning after the issuance date of ASU No. 2019-04. For those entities, early adoption is permitted, including adoption on any date on or after the issuance of ASU No. 2019-04. The amendments in ASU No. 2019-04 related to ASU No. 2016-01 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period following the issuance of ASU No. 2019-04 as long as the entity has adopted all of the amendments in ASU No. 2016-01. The Company is currently evaluating the potential impact the adoption of this standard will have on its financial statements.
In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326). The amendments in this ASU provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments - Credit Losses - Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments - Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. For entities that have adopted the amendments in ASU No. 2016-13, the amendments in ASU No. 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period after the issuance of ASU No. 2019-05 as long as an entity has adopted the amendments in ASU No. 2016-13. The Company is currently evaluating the potential impact the adoption of this standard will have on its financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, that modifies the disclosure requirements for fair value measurements made in accordance with Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The new guidance removes requirements to disclose the amount of and reason for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the potential impact the adoption of this standard will have on its financial statements.
In August 2018, the FASB issued ASU No 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans. The guidance changes the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefit plans. It eliminates requirements for certain disclosures that are no longer considered cost beneficial and requires new ones that the FASB considers pertinent. The guidance is effective for financial statements issued for fiscal years ending after December 15, 2020 for public business entities and fiscal years ending after December 15, 2021 for all other entities. Early adoption is permitted. Entities will apply the amendments retrospectively. The Company is currently evaluating the potential impact the adoption of this standard will have on its financial statements.
Basis of Presentation
The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for annual financial statements. These financial statements should be read in conjunction with the consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. The accompanying unaudited condensed consolidated financial statements include all adjustments that are necessary for the fair presentation of our results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for the full year.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.
Revenue and Income Recognition
OEC recognizes revenue when or as it satisfies a performance obligation by transferring a good or a service to a customer. Revenue is only recognized when control is transferred to the customer. The amount of consideration we receive and revenue we recognize is based upon the terms stated in the sales contract, which may contain variable consideration such as discounts or rebates. We also give our customers a limited right to return product that has been damaged, does not satisfy their specifications, or other specific reasons. Payment terms on product sales to our customers typically range from 30 to 90 days.  Although certain exceptions exist where standard payment terms are exceeded, these instances are infrequent and do not exceed one year.
Revenue is recognized according to the five-step model proscribed in ASC 606. Under the first step, the entity has to identify the contract entered with a customer granting the right to receive goods or service in exchange for consideration. The second step requires the identification of distinct performance obligations within a contract. The transaction price of the arrangement is defined in Step 3 of ASC 606. In addition to the contractual fixed price the entity has to take variable considerations into account. If the entity identified more than one separate performance obligation under step 2, it has to account for this contract as a multiple element arrangement resulting in an allocation of revenues to the obligations identified. If these conditions are satisfied, revenue from the sale of goods is recognized when control have been transferred to the buyer, either at a point in time, or over time.
The Company derives substantial majority of revenues by selling carbon black to industrial customers for further processing. Revenue recognition and measurement is governed by the following principles. The amount of revenue, the transactions price, is contractually specified between the parties and is measured at the amount expected be received less value-added tax and any trade discounts and volume rebates granted. Discounts and volume rebates are accounted for as estimates of variable consideration and deducted from revenue.
With respect to the sale of goods, sales are recognized at the point in time control over the good transfers to the customer. The timing of the transfer of control varies depending on the individual terms of the sales agreement.
The Company's business is organized by its two carbon black product types. For corporate management purposes and all periods presented the Company had “Rubber” and “Specialty” as reportable operating segments. Rubber carbon black is used in the reinforcement of rubber in tires and mechanical rubber goods, Specialties are used as pigments and performance additives in coatings, polymers, printing and special applications.
Note B. Inventories
Inventories, net of obsolete, unmarketable and slow moving reserves are as follows:

	June 30, 2019	December 31, 2018
	(In thousands)
Raw materials, consumables and supplies, net	$81,027	$73,460
Work in process	162	1,246
Finished goods, net	93,249	108,923
Total	$174,438	$183,629
Orion periodically reviews inventories for both obsolescence and loss in value. In this review, Orion makes assumptions about the future demand for and the future market value of the inventory and, based on these assumptions, estimates the amount of obsolete, unmarketable or slow-moving inventory. The inventory reserve for obsolete, unmarketable and slow moving assets as of June 30, 2019 and December 31, 2018 amounted to $2,268k and $1,639k, respectively.
For the three months ended June 30, 2019 and 2018, $361k and $404k, respectively, were recognized as an expense for damaged and lost inventories. For the six months ended June 30, 2019 and 2018, $500k and $1,275k, respectively, were recognized as an expense for damaged and lost inventories.
Note C. Leases
Orion has entered into a limited number of lease contracts as a lessee and is not acting as a lessor. On January 1, 2019, Orion adopted Topic 842 (Leases). Orion adopted ASUs 2016-02, 2018-11, 2018-10 and 2019-01 (“Lease ASUs”) using the optional transition method under ASU 2018-11 that allows for a cumulative-effect adjustment in the period of adoption without restating prior periods. Orion elected the optional practical expedient upon transition to retain the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. We have not recorded an adjustment to retained earnings due to materiality. In addition, the adoption did not materially impact our consolidated net income and had no impact on our cash flows.

Orion’s vast majority of lease contracts are concerning operational items such as rail cars, company cars, offices, office equipment.
The recorded right-of-use assets as of June 30, 2019 amounted to $29,979k, and the corresponding minimum lease liabilities amounted to $30,881k, of which $6,926k were recorded within other current liabilities and $23,955k as other liabilities.
The weighted remaining average minimum lease period is 2.9 years. The undiscounted minimum lease payments are due in and reconcile to the discounted lease liabilities as follows:

June 30, 2019
(In thousands)
Next 12 months	6,926
1 to 2 years	6,087
2 to 3 years	5,495
3 to 4 years	4,738
4 to 5 years	4,254
More than 5 years	7,478
Total undiscounted minimum lease payments	34,978
Discount	(4,097)
Lease liability (current and non-current)	30,881

The weighted average discount rate applied to the lease liabilities is 4.39%.
Note D. Debt and Other Obligations
Debt and other obligations consist of the following:

	June 30, 2019	December 31, 2018
	(In thousands)
Current
Term loan	$8,121	$8,149
Deferred debt issuance costs - term loan(1)	(1,445)	(1,472)
Other short-term debt and obligations	53,017	34,343
Current portion of long term debt and other financial liabilities	59,693	41,020
Non-current
Term loan	643,812	650,014
Deferred debt issuance costs - term loan(1)	(5,512)	(6,266)
Long-term debt, net	638,300	643,748
Total	$697,993	$684,768

(1)	According to ASU 2015-03, adopted on January 1, 2016, the Company presents debt issuance costs related to a recognized liability as a direct deduction from the carrying amount of that liability.
(a)    Term loan
On May 8, 2018, Orion entered into the seventh amendment (the “Amendment”) to the credit agreement (the “Credit Agreement”), originally dated as of July 25, 2014, to reprice its EUR- and USD-denominated outstanding term loans. The repricing on the US dollar tranche reflects a 50 basis point reduction on margin from 2.50% to 2.00%, whereas on the euro tranche there is a 25 basis point reduction on margin from 2.50% to 2.25%. Other provisions of the Credit Agreement remained unchanged and maturity remains at July 25, 2024. In conjunction with the Amendment, on May 11, 2018, Orion entered into a $235.0 million cross currency swap to virtually convert its US dollar liabilities into EUR as part of a new hedging approach. This swap transaction impacts both principal and interest payments associated with debt service and will result in a further annual interest payments savings of approximately $4.7 million over and above the interest savings achieved by the Amendment itself. The swap became effective on May 15, 2018 and will expire on July 25, 2024, in line with maturity of the term loan.
Transaction costs incurred directly in connection with the incurrence of the Euro and U.S. Dollar denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans. For the three and six months ended June 30, 2019, an amount of $386k and $727k equivalent, respectively, related to capitalized transaction costs was amortized and recognized as finance costs in this regard (prior year: $185k and $680k equivalent, respectively).

A portion of the USD-denominated term loan was designated as a hedge of the net investment in a foreign operation to reduce the Company's foreign currency exposure. Since January 1, 2015 the Company had designated $180 million of the total USD-denominated term loan held by a Germany based subsidiary as the hedging instrument to hedge the change in net assets of a US subsidiary, which is held by a Germany based subsidiary, to manage foreign currency risk. Due to the new hedging approach and the new cross currency swap as described above, hedge accounting for the net investment hedge was discontinued on May 15, 2018. An unrealized loss of $2.2 million remains within other comprehensive income as at June 30, 2019 until it is recycled through profit and loss upon divestment of the hedged item.
The carrying value as at June 30, 2019 includes the nominal amount of the Term Loans plus accrued unpaid interest less deferred debt issuance costs of $6,957k (December 31, 2018: $7,738k).
(b)    Revolving credit facility (“RCF”)
On April 2, 2019, the Company entered into the eighth amendment (the “Eighth Amendment”) to the Credit Agreement, among the Company and certain of its subsidiaries, as Borrowers or Guarantors, the Lenders from time to time party thereto and Goldman Sachs Bank US, as administrative agent for the Lenders. The Amendment relates to the revolving credit facility (“RCF”) provided by the Credit Agreement.
The Eighth Amendment:
(i) extends the maturity date for the RCF by three years to April 25, 2024,
(ii) increases the aggregate amount of revolving credit commitments by EUR 75 million to EUR 250 million, and
(iii) reduces significantly revolving credit interest expenses due to a new pricing grid (still based upon leverage ratio); initial margin of 190 basis points at leverage ratio ≤ 2.25x and > 1.75x (formerly 250 basis points at leverage ratio < 2.30x); commitment fee still at 35% of applicable margin.
All other terms of the Credit Agreement remain substantially unchanged. The Eighth Amendment became effective on April 10, 2019.
During the three and six months ended June 30, 2019, transaction costs of $185k and $373k, respectively, were amortized (prior year: $178k and $381k, respectively). Unamortized transaction costs that were incurred in conjunction with the RCF in July 2014, the Amendment on May 30, 2017, and the Amendment on April 2, 2019, amount to $3,756k as at June 30, 2019. Unamortized transaction costs as at December 31, 2018 amount to $2,394k and were incurred in conjunction the RCF in July 2014 and the Amendment on May 30, 2017.
(c)    Local bank loans and other short term borrowings
In June 2019, OEC GmbH in Germany has drawn a local ancillary facility from Deutsche Bank in an amount of $31,815k and a local ancillary facility with Unicredit in an amount of $11,554k. In addition OEC LLC, United States has drawn a local ancillary facility with Citizens Bank in an amount of $9,648k.
Note E. Financial Instruments and Fair Value Measurement
Orion's financial instruments consist primarily of cash and cash equivalents, trade receivables, loans, miscellaneous financial assets, term loan, local bank loans, trade payables and derivative instruments. The carrying values of Orion's financial instruments approximate fair value with the exception of variable rate long-term debt, which is recorded at amortized cost. The Company measures financial instruments, such as derivatives, at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the following fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted market prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2 — Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). For example, quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs.
Level 3 — Unobservable inputs for the asset or liability.
For financial assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

The following table shows the fair value measurement at June 30, 2019 and December 31, 2018. All measurements are based on observable inputs such as interest rates and are classified as Level 2 within the fair value hierarchy:

		June 30, 2019	December 31, 2018
	Fair Value Hierarchy	(In thousands)
Receivables from hedges/ derivatives	Level 2	$4,041	$9,949
Other current financial assets	Level 2	4,026	9,777
Other financial assets (non-current)	Level 2	15	172

Liabilities from derivatives	Level 2	$10,494	$7,032
Other current liabilities	Level 2	745	2,302
Other liabilities (non-current)	Level 2	9,749	4,730

Term loan	Level 2	$651,933	$658,163
Local bank loans	Level 2	$53,017	$28,618

Orion engages in cash flow and net investment hedging activities. On May 11, 2018, Orion entered into a $235.0 million cross currency swap to virtually convert its US dollar liabilities into EUR as part of a new hedging approach which represents the main hedge of the Company. Due to the new hedging approach and the new cross currency swap, a net investment hedge was discontinued simultaneously on May 15, 2018. Additionally, Orion has a $30.0 million cross currency swap that has been in place since 2015. In addition the Company enters regularly into rolling short-term foreign exchange hedges which are settled and renewed at the end of each month and into minor short-term commodity swaps for certain carbon black oil deliveries. There have been no changes to the types of hedge accounting used during the three and six months ended June 30, 2019.
Note F. Employee Benefit Plans
Provisions for pensions are established to cover benefit plans for retirement, disability and surviving dependents’ pensions. The benefit obligations vary depending on the legal, tax and economic circumstances in the various countries in which the Group companies operate. Generally, the level of benefit depends on the length of service and the remuneration.
Net periodic defined benefit pension benefit costs include the:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	Non-U.S.	Non-U.S.	Non-U.S.	Non-U.S.
	(In thousands)
Service cost	$418	$416	$729	$831
Interest cost	425	463	857	943
Net periodic cost	$843	$879	$1,586	$1,774

Service cost were recorded within income from operations under Selling, general and administrative expenses, interest cost in Interest and other financial expense, net. There are also defined contribution pension plans in Germany and the United States for which our Group companies make regular contributions to off-balance sheet pension funds managed by third party insurance companies.
In South Korea, the Company’s pension plan provides, at the option of employees for either projected benefit or defined contribution benefits. Plan assets relating to this plan reduce the pension provision.
Note G. Stock-Based Compensation
On July 25, 2015, the Company established the Long-Term Incentive Plan (“LTIP”) providing for the grant of performance share units (“PSUs”) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards are earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs range from zero to a specified maximum percentage of a participant’s target award based on the performance of applicable performance metrics, and are also subject to vesting terms based on continued employment. The first performance period was settled at the beginning of the second quarter of 2018, with PSUs earned based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. The first vesting period ended March 31, 2018 (the “2015 Plan”) and earned and vested PSUs settled in one common share of the Company per vested PSU - issued to participants on April 30, 2018, except for certain PSUs settled in cash at fair market value to cover wage taxes or as substitute for share transfer restrictions. On August 2, 2016, the Compensation Committee established a consecutive LTIP (the “2016 Plan”) having consistent terms with those of the 2015 Plan. On March 31, 2019 the vesting period ended for the “2016 Plan” and earned and vested PSUs settled in one common share of the Company per vested PSU - issued to participants on April 30, 2019, except for certain PSUs settled in cash at fair market value to cover wage taxes or as substitute for share transfer restrictions. On July 31, 2017, the Compensation Committee established a consecutive LTIP (the “2017 Plan”). On July 12, 2018, the Compensation Committee established a consecutive LTIP (the “2018 Plan”). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan.
The following table summarizes the activity of our PSU's for the six months ended June 30, 2019:

Period Granted	Performance Period	PSUs Outstanding at December 31, 2018	Performance based adjustment	PSUs Vested	PSUs Forfeited	PSUs Outstanding at June 30, 2019	Weighted Average Grant Date Fair Value
2016	2016 - 2019	677,607	299,499	(977,106)	—	—	$17.21
2017	2017 - 2020	467,349	—	—	(39,788)	427,561	$24.89
2018	2018 - 2021	450,034	—	—	(50,428)	399,606	$39.24
	Total	1,594,990	299,499	(977,106)	(90,216)	827,167

We recognized $1,559k and $2,853k of total stock-based compensation expense related to outstanding PSUs for the three months ended June 30, 2019 and 2018, respectively. We recognized $5,112k and $5,953k of total stock-based compensation expense related to outstanding PSUs for the six months ended June 30, 2019 and 2018, respectively. At June 30, 2019, we had unrecognized compensation cost of $9.95 million, based on the target amount, related to unvested PSUs, which is expected to be recognized over a weighted average period of 1.5 years.
The closing price of the Company's shares and therefore the intrinsic value of one PSU outstanding was $18.99 as of June 30, 2019 compared to $30.85 as of June 30, 2018. Total intrinsic value amounted to $15.7 million and $35.3 million as of June 30, 2019 and 2018, respectively.
Note H. Restructuring Expenses
Details of all restructuring activities and the related reserves during the three and six months ended June 30, 2019 were as follows:

(In thousands)	Personnel expenses	Demolition and Removal costs	Ground remediation costs	Other	Total
Provision at January 1, 2019	$2,334	$2,541	$2,939	$844	$8,658
Charges	61	9	19	—	89
Cash paid	(103)	(1,234)	(19)	(4)	(1,360)
Foreign currency translation adjustment	(44)	(35)	(22)	(8)	(109)
Provision at March 31, 2019	$2,248	$1,281	$2,917	$832	$7,278
Charges	485	—	—	1	486
Cash paid	—	(621)	(941)	(469)	(2,031)
Foreign currency translation adjustment	29	9	(38)	(7)	(7)
Provision at June 30, 2019	$2,762	$669	$1,938	$357	$5,726

Orion's reserves for restructuring are reflected in accrued liabilities on the Condensed Consolidated Balance Sheets.
The restructuring activity relate to the Company's effort to restructure its Rubber segment. As a first step the Company's German operating subsidiary terminated with effect as of December 31, 2016, the Contract Manufacturing Agreement then in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local works council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016.
The restructuring of the South Korean footprint concluded in the second quarter of 2018 resulting in cessation of production at the Bupyeong plant and the sale of the land to a third party.
For the three months ended June 30, 2019 and 2018, restructuring expenses, net amounted to $1,034k and restructuring income, net to $29,751k, respectively. For the six months ended June 30, 2019 and 2018 restructuring expenses, net amounted to $1,123k and restructuring income, net to $28,485k, respectively.

Note I. Accumulated Other Comprehensive Loss
Changes in each component of AOCI, net of tax, are as follows during the three and six months ended June 30, 2019 and 2018:

	Currency Translation Adjustments	Hedging Activities Adjustments	Pension and Other Postretirement Benefit Liability Adjustments	Total
	(In thousands)
Balance at January 1, 2019	$(10,650)	$(6,147)	$(2,831)	$(19,628)
Other comprehensive income (loss) before reclassifications	1,532	(3,767)	—	(2,235)
Income tax effects before reclassifications	(69)	1,462	—	1,393
Currency translation AOCI	—	80	53	133
Balance at March 31, 2019	$(9,187)	$(8,372)	$(2,778)	$(20,337)
Other comprehensive income (loss) before reclassifications	(4,954)	(5,951)	—	(10,905)
Income tax effects before reclassifications	110	1,730	—	1,840
Currency translation AOCI	—	(154)	(36)	(190)
Balance at June 30, 2019	$(14,031)	$(12,747)	$(2,814)	$(29,592)

	Currency Translation Adjustments	Hedging Activities Adjustments	Pension and Other Postretirement Benefit Liability Adjustments	Total
	(In thousands)
Balance at January 1, 2018	$(554)	$(1,801)	$(2,965)	$(5,320)
Other comprehensive income (loss) before reclassifications	(6,045)	5,492	—	(553)
Income tax effects before reclassifications	10	(1,813)	—	(1,803)
Currency translation AOCI	—	518	(648)	(130)
Balance at March 31, 2018	$(6,589)	$2,396	$(3,613)	$(7,806)
Other comprehensive income (loss) before reclassifications	(6,485)	(7,866)	—	(14,351)
Income tax effects before reclassifications	(882)	2,534	—	1,652
Currency translation AOCI	—	(430)	1,398	968
Balance at June 30, 2018	$(13,956)	$(3,366)	$(2,215)	$(19,537)

For the three and six months ended June 30, 2019 and 2018, no amounts were reclassified out of AOCI and into the Condensed Consolidated Statement of Operations.

Note J. Earnings Per Share
The following table reflects the income and share data used in the basic and diluted EPS computations for the periods presented below:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net income for the period- attributable to ordinary equity holders of the parent (in USD k)	$24,748	$53,081	$43,702	$79,835
Weighted average number of ordinary shares (in thousands of shares)	59,984	59,590	59,752	59,456
Basic EPS	$0.41	$0.89	$0.73	$1.34
Dilutive effect of share based payments (in thousands of shares)	1,141	1,153	1,367	1,410
Weighted average number of diluted ordinary shares (in thousands of shares)	61,125	60,743	61,119	60,866
Diluted EPS	$0.40	$0.87	$0.72	$1.31

The dilutive effect of the share-based payment transaction is the weighted number of shares considering the grant date and forfeitures during the respective fiscal years. The effect is determined by using the treasury stock method.
Note K. Income Taxes
The Company records its tax provision or benefit on an interim basis using an estimated annual effective tax rate. This rate is applied to the current period ordinary income to determine the income tax provision or benefit allocated to the interim period. Losses from jurisdictions for which no benefit can be recognized and the income tax effects of unusual and infrequent items are excluded from the estimated annual effective tax rate and are recognized in the impacted interim period as discrete items. Valuation allowances are provided against the future tax benefits that arise from the losses in jurisdictions for which no benefit can be recognized. The estimated annual effective tax rate may be significantly impacted by nondeductible expenses and the Company’s projected earnings mix by tax jurisdiction. Adjustments to the estimated annual effective income tax rate are recognized in the period when such estimates are revised.
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from $24,342k at December 31, 2018 to $17,671k at June 30, 2019 due to tax refunds received from tax authorities. Income taxes payable decreased from $28,086k at December 31, 2018 to $19,160k at June 30, 2019 due to the tax calculation for the period.
Income tax expense for the three months ended June 30, 2019 amounted to $9,309k compared to $20,743k for the three months ended June 30, 2018, reflecting profit in these periods. Income tax expense for the six months ended June 30, 2019 amounted to $18,748k compared to $31,089k for the six months ended June 30, 2018, reflecting profit in these periods.
For the three months ended June 30, 2019, the impact of discrete tax items included a net discrete tax gain of $653k and is primarily due to tax return filings and other prior year adjustments. Therefore the effective tax rate of 27.3% for the three months ended June 30, 2019 deviated from the estimated annual tax rate of 29.6% for 2019. For the six months ended June 30, 2019, the impact of discrete tax items included a net discrete tax expense of $282k and is primarily due to tax return filings and other prior year adjustments. Therefore the effective tax rate of 30.0% for the six months ended June 30, 2019 deviated from the estimated annual tax rate of 29.6% for 2019.

Note L. Commitments and Contingencies
Environmental Matters
EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act. The EPA used that information to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. EPA subsequently sent notices under Section 113(a) of the Clean Air Act in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act at the Company’s Belpre (Ohio) facility. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility, and in January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. A comparable NOV for the Company’s U.S. facility in Orange (Texas) was issued by the EPA in February 2013; and EPA issued an additional NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.
In 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs received, which ultimately led to a consent decree executed between Orion Engineered Carbons LLC (for purpose of this Note L. “Orion”) and the United States (on behalf of the EPA), as well as the Louisiana Department of Environmental Quality. The consent decree (the “EPA CD”) became effective on June 7, 2018. The consent decree resolves and settles the EPA’s claims of noncompliance set forth in the NOVs and in a respective complaint filed in court against Orion by the United States immediately prior to the filing of the consent decree.
All five U.S. carbon black producers have settled with the U.S. government. Orion was one of the two last carbon black companies to sign a consent decree.
Under Orion’s EPA CD, Orion will install certain pollution control technology in order to further reduce SO2, NOx and particulate matter (“PM”) emissions at its four U.S. manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas) over approximately six years. The EPA CD also requires the continuous monitoring of emissions reductions that Orion will need to comply with over a number of years. Orion has commenced the installation works for its Ivanhoe facility, and expects to complete the installation in this facility over the next two years. Under the EPA CD, Orion can choose either its Belpre or Borger facilities as the next site for installation of pollution control equipment with comparable effectiveness. We expect the capital expenditures for installation of pollution control equipment in the remaining Orion facilities to decrease due to economies of scale and synergies from prior installations. We also expect that the third and fourth plants will require significantly less costly pollution control equipment given the requirements of the EPA CD. We estimate the installations of monitoring and pollution control equipment at all four Orion plants in the U.S. will require capital expenditures of up to $190 million. However, the actual total capital expenditures we might need to incur in order to fulfill the requirements of the EPA CD remain uncertain. The EPA CD allows some flexibility for Orion to choose among different technology solutions for reducing emissions and the locations where these solutions are implemented. The solutions Orion ultimately chooses to implement may differ in scope and operation from those it currently anticipates (including those discussed in the next paragraph) and factors, such as timing, locations, target levels, changing cost estimates and local regulations, could cause actual capital expenditures to significantly exceed current expectations or affect Orion’s ability to meet the agreed target emission levels or target dates for installing required equipment as anticipated or at all. Orion also agreed to and paid a civil penalty of $800,000 and agreed to perform environmental mitigation projects totaling $550,000. Noncompliance with applicable emissions limits could lead to further penalty payments to the EPA.
As part of Orion’s compliance plan under the EPA CD, in April 2018 Orion signed a contract with Haldor Topsoe group to install its SNOXTM emissions control technology to remove SO2, NOx and dust particles from tail gases at Orion’s Ivanhoe, Louisiana Carbon Black production plant. The SNOXTM technology has not been used previously in the carbon black industry.
Orion’s Share Purchase Agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperation requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it has already incurred and will incur in this EPA enforcement initiative and the EPA CD likely will exceed the scope of the indemnity in the tens of millions of US dollars. In addition, Evonik signaled that it is not honoring Orion’s claims under the indemnity. In June 2019, Orion initiated arbitration proceedings to enforce its rights against Evonik. Evonik in turn has submitted certain counterclaims related to a tax indemnity and cost reimbursement against Orion, which counterclaims we do not believe to be material. Although Orion believes that it is entitled to the indemnity and that its rights thereunder are enforceable, there is no assurance that the Company will be able to recover costs or expenditures incurred under the indemnity as it expects or at all.

Pledges and guarantees
The Group pledges various assets (including but not limited to certain property, plant and equipment and cash) as collateral for claims arising under the finance documents including the Credit Agreement as amended from time to time. The current principal amounts of the outstanding term loans under the Credit Agreement are $283.1 million (U.S. Dollar Term Loan), and $368.8 million (Euro Term Loan).
As at June 30, 2019 Orion Engineered Carbons GmbH has five guarantees issued by Euler Hermes S.A. with a total volume of $18,603k (at prior year end four guarantees by Euler Hermes S.A. of $15,222k); one guarantee insurance issued by Deutsche Bank AG with a volume of $2,276k (at prior year end one guarantee issued by Deutsche Bank AG with a volume of $2,900k). In addition, there is one cash collateral provided by Norcarb Engineered Carbons AB of $32k (at prior year end one cash collateral of $33k). None of these guarantees reduce the possible utilization limit of the current RCF.

Note M. Financial Information by Segment
Segment information
The Company's business is organized by its two carbon black product types. For corporate management purposes and all periods presented the Company had “Rubber” and “Specialty” as reportable operating segments. Rubber carbon black is used in the reinforcement of rubber in tires and mechanical rubber goods. Specialties are used as pigments and performance additives in coatings, polymers, printing and special applications.
The following table shows the relative size of the net sales recognized in each of the Company’s reportable segments:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Rubber	65%	64%	65%	64%
Specialty	35%	36%	35%	36%

The senior management team, which is composed of the CEO, CFO and certain other senior management members is the chief operating decision maker (“CODM”). The senior management team monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. Orion uses Adjusted EBITDA as the segments' performance measure. The CODM does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.
Adjustment items are not allocated to the individual segments as they are managed on a group basis.

Segment reconciliation for the three months ended June 30, 2019 and 2018:

	Rubber	Specialties	Corporate and other	Total
	(In thousands)
2019
Net sales from external customers	$259,731	$139,285	$—	$399,016
Adjusted EBITDA	$40,493	$31,035	$—	$71,528
Corporate charges	—	—	(4,501)	(4,501)
Depreciation and amortization of intangible assets and property, plant and equipment	(14,213)	(11,191)	—	(25,404)
Excluding equity in earnings of affiliated companies, net of tax	(153)	—	—	(153)
Income from operations before income tax expense and finance costs	26,127	19,844	(4,501)	41,470
Interest and other financial expense, net	—	—	(7,566)	(7,566)
Income tax expense	—	—	(9,309)	(9,309)
Equity in earnings of affiliated companies, net of tax	153	—	—	153
Net income				$24,748

2018
Net sales from external customers	$248,915	$142,671	$—	$391,586
Adjusted EBITDA	$35,923	$45,225	$—	$81,148
Corporate charges	—	—	25,692	25,692
Depreciation and amortization of intangible assets and property, plant and equipment	(14,470)	(9,769)	—	(24,239)
Excluding equity in earnings of affiliated companies, net of tax	(144)	—	—	(144)
Income from operations before income tax expense and finance costs	21,309	35,456	25,692	82,457
Interest and other financial expense, net	—	—	(8,777)	(8,777)
Income tax expense	—	—	(20,743)	(20,743)
Equity in earnings of affiliated companies, net of tax	144	—	—	144
Net income				$53,081

Segment reconciliation for the six months ended June 30, 2019 and 2018:

	Rubber	Specialties	Corporate and other	Total
	(In thousands)
2019
Net sales from external customers	$512,859	$270,871	$—	$783,730
Adjusted EBITDA	$75,658	$60,437	$—	$136,095
Corporate charges	—	—	(10,137)	(10,137)
Depreciation and amortization of intangible assets and property, plant and equipment	(27,978)	(21,521)	—	(49,499)
Excluding equity in earnings of affiliated companies, net of tax	(290)	—	—	(290)
Income from operations before income tax expense and finance costs	47,390	38,916	(10,137)	76,169
Interest and other financial expense, net	—	—	(14,009)	(14,009)
Income tax expense	—	—	(18,748)	(18,748)
Equity in earnings of affiliated companies, net of tax	290	—	—	290
Net income				$43,702

2018
Net sales from external customers	$513,943	$284,342	$—	$798,285
Adjusted EBITDA	$71,579	$85,561	$—	$157,140
Corporate charges	—	—	19,972	19,972
Depreciation and amortization of intangible assets and property, plant and equipment	(29,374)	(19,655)	—	(49,029)
Excluding equity in earnings of affiliated companies, net of tax	(293)	—	—	(293)
Income from operations before income tax expense and finance costs	41,912	65,906	19,972	127,790
Interest and other financial expense, net	—	—	(17,159)	(17,159)
Income tax expense	—	—	(31,089)	(31,089)
Equity in earnings of affiliated companies, net of tax	293	—	—	293
Net income				$79,835

The sales information noted above relates to external customers only. ‘Corporate and other’ includes income and expense that cannot be directly allocated to the business segments or are managed on corporate level and includes finance income and expenses, taxes and items with less bearing on the underlying core business.
Note N. Related Parties
As of June 30, 2019, related parties include one associate of Orion that is accounted for using the equity method, namely "Deutsche Gaßrußwerke" (DGW) and one principal owner of more than 10%.
Related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Company directly or indirectly and their close family members.
In the normal course of business Orion from time to time receives services from, or sells products to, related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy.

	June 30, 2019	December 31, 2018
	(In thousands)
Trade receivables from DGW KG	$478	$651
Trade payables to DGW KG	$16,505	$18,615

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Purchased carbon black products from DGW KG	$23,309	$24,639	$46,075	$48,290
Sales and services provided to DGW KG	$829	$694	$1,491	$1,401

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis is intended to assist the reader in the understanding and assessment of significant changes and trends and summarizes the significant factors affecting our results of operations and financial position of the Company together with its subsidiaries. This discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying financial notes in Item 1 of PART I of this Quarterly Report on Form 6-K and in conjunction with information included under Item 18. Financial Statements in the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 previously filed with the SEC on March 8, 2019. We prepare our financial statements in accordance with accounting principles generally accepted in the United States and in US Dollars.
Overview
For the three months ended June 30, 2019 and 2018, we generated net sales of $399.0 million and $391.6 million, respectively, on a volume of 270.5 kmt and 275.6 kmt, respectively, a net income of $24.7 million and $53.1 million, respectively, and Adjusted EBITDA (1) of $71.5 million and $81.1 million, respectively.

	Specialty Carbon Black		Rubber Carbon Black
	Three months ended June 30,
	2019	2018	2019	2018
	(In thousands, unless otherwise indicated)
Adjusted EBITDA (1)	$31,035	$45,225	$40,493	$35,923
Segment Adjusted EBITDA Margin (2)	22.3%	31.7%	15.6%	14.4%
% of total net sales	34.9%	36.4%	65.1%	63.6%
% of total Adjusted EBITDA	43.4%	55.7%	56.6%	44.3%
% of total volume (in kmt)	25.8%	24.6%	74.2%	75.4%

(1)
Defined as income from operations (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Company strategy, share of profit or loss of joint venture and certain other items.

(2)	Defined as Adjusted EBITDA for the relevant segment divided by the net sales for that segment.

For the six months ended June 30, 2019 and 2018, we generated net sales of $783.7 million and $798.3 million, respectively, on a volume of 533.3 kmt and 561.8 kmt, respectively, a net income of $43.7 million and $79.8 million, respectively, and Adjusted EBITDA (1) of $136.1 million and $157.1 million, respectively.

	Specialty Carbon Black		Rubber Carbon Black
	Six months ended June 30,
	2019	2018	2019	2018
	(In thousands, unless otherwise indicated)
Adjusted EBITDA (1)	$60,437	$85,561	$75,658	$71,579
Segment Adjusted EBITDA Margin (2)	22.3%	30.1%	14.8%	13.9%
% of total net sales	34.6%	35.6%	65.4%	64.4%
% of total Adjusted EBITDA	44.4%	54.4%	55.6%	45.6%
% of total volume (in kmt)	25.1%	24.4%	74.9%	75.6%

(1)
Defined as income from operations (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Company strategy, share of profit or loss of joint venture and certain other items.

(2)	Defined as Adjusted EBITDA for the relevant segment divided by the net sales for that segment.

Reconciliation of Non-GAAP Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with GAAP or the accounting standards of any other jurisdiction. Other companies may use similar non-GAAP financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, net sales, consolidated net income for the period, income from operations (EBIT), gross profit and other GAAP measures as indicators of our results of operations in accordance with GAAP.

We also use Segment Adjusted EBITDA Margin, which we define as Adjusted EBITDA for the relevant segment divided by the net sales for that segment. Adjusted EBITDA for our segments and Segment Adjusted EBITDA Margin are financial measures permitted under GAAP.
Contribution margin and contribution margin per metric ton (non-GAAP financial measures)
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our net sales. We believe that Contribution Margin is useful because we see this measure as indicating the portion of net sales that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
The following table reconciles Contribution Margin and Contribution Margin per Metric Ton to net sales:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	unaudited (In millions, unless otherwise indicated)
Net sales(1)	$399.0	$391.6	$783.7	$798.3
Variable costs(2)	(255.6)	(236.5)	(504.0)	(493.0)
Contribution margin	$143.4	$155.1	$279.7	$305.3
Volume (in kmt)	270.5	275.6	533.3	561.8
Contribution margin per metric ton	$530.3	$562.8	$524.6	$543.4

(1)	Separate line item in the GAAP financial statements.

(2)	Includes costs such as raw materials, packaging, utilities and distribution.
Adjusted EBITDA (non-GAAP financial measure)
We define Adjusted EBITDA as income from operations (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Company strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our Credit Agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business.
Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other GAAP-based financial performance measures, such as net sales, consolidated net income for the period or income from operations (EBIT). The following table presents a reconciliation of Adjusted EBITDA to consolidated net income for each of the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	unaudited (In millions)
Net income	$24.7	$53.1	$43.7	$79.8
Add back income tax expense	9.3	20.7	18.7	31.1
Add back equity in earnings of affiliated companies, net of tax	(0.2)	(0.1)	(0.3)	(0.3)
Income from operations before income taxes and equity in earnings of affiliated companies	33.9	73.7	62.2	110.6
Add back interest and other financial expense, net	7.6	8.8	14.0	17.2
Income from operations (EBIT)	41.5	82.5	76.2	127.8
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	25.4	24.2	49.5	49.0
EBITDA	66.9	106.7	125.7	176.8
Equity in earnings of affiliated companies, net of tax	0.2	0.1	0.3	0.3
Restructuring expenses (1)	1.0	(29.8)	1.1	(28.5)
Consulting fees related to Company strategy (2)	1.0	0.2	2.2	1.0
Long term incentive plan	1.6	2.9	5.1	6.0
Other adjustments (3)	0.9	1.1	1.7	1.5
Adjusted EBITDA	$71.5	$81.1	$136.1	$157.1
Thereof Adjusted EBITDA Specialty Carbon Black	$31.0	$45.2	$60.4	$85.6
Thereof Adjusted EBITDA Rubber Carbon Black	$40.5	$35.9	$75.7	$71.6

(1)	Restructuring expenses for the three and six months ended June 30, 2019 and 2018, respectively, are related to our strategic realignment of our worldwide Rubber footprint.

(2)
Consulting fees related to the Orion strategy include external consulting for establishing and executing Company strategies relating to Rubber footprint realignment, conversion to US dollar and GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.

(3)
Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the three and six months ended June 30, 2019 and 2018, respectively, primarily relate to costs to meet the EPA requirements.

A.	Operating Results
Quarter and six months ended June 30, 2019 compared to quarter and six months ended 2018
The table below presents our condensed consolidated financial statements for the periods indicated.

Statement of Operations data	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In millions)
Net sales	$399.0	$391.6	$783.7	$798.3
Cost of sales	295.0	278.8	581.7	573.1
Gross profit	104.0	112.8	202.0	225.2
Selling, general and administrative expenses	52.1	54.2	107.7	113.1
Research and development costs	4.9	4.6	10.0	9.7
Other expenses, net	4.5	1.3	7.0	3.1
Restructuring income	—	40.3	—	40.3
Restructuring expenses	1.0	10.5	1.1	11.8
Income from operations	41.5	82.5	76.2	127.8
Interest and other financial expense, net	7.6	8.8	14.0	17.2
Income from operations before income tax expense and equity in earnings of affiliated companies	33.9	73.7	62.2	110.6
Income tax expense	9.3	20.7	18.7	31.1
Equity in earnings of affiliated companies, net of tax	0.2	0.1	0.3	0.3
Net income	$24.7	$53.1	$43.7	$79.8
Net sales
Net sales increased by $7.4 million, or 1.9%, from $391.6 million ($142.7 million in our Specialty Carbon Black segment and $248.9 million in our Rubber Carbon Black segment) in the second quarter of 2018 to $399.0 million ($139.3 million in our Specialty Carbon Black segment and $259.7 million in our Rubber Carbon Black segment) in the second quarter of 2019. Net sales increased primarily as a result of the pass through of higher feedstock costs to customers and base price increases, offset by mix and foreign exchange translation effects.
Net sales decreased overall by $14.6 million, or 1.8%, from $798.3 million ($284.3 million in our Specialty Carbon Black segment and $513.9 million in our Rubber Carbon Black segment) for the six months ended June 30, 2018 to $783.7 million ($270.9 million in our Specialty Carbon Black segment and $512.9 million in our Rubber Carbon Black segment) for the six months ended June 30, 2019. Net sales decreased primarily as a result of lower volumes and foreign exchange translation effects, partially offset by the pass through of higher feedstock costs and price increase in particular in the Rubber segment as well as foreign exchange translation effects.
Volume decreased by $5.1 kmt or 1.9% from 275.6 kmt (67.8 kmt in our Specialty Carbon Black segment and 207.8 kmt in our Rubber Carbon Black segment) in the second quarter of 2018 to 270.5 kmt (69.9 kmt in our Specialty carbon Black segment and 200.6 kmt in our Rubber Carbon Black segment) in the second quarter of 2019. Adjusted for the plant consolidation in South Korea, volumes increased by 1.0% versus the same period in the prior year. The growth was principally due to stronger demand in the Specialty segment largely from improved Asian demand. On a sequential quarterly basis, volumes increased by 2.9% in the second quarter of 2019 compared to the first quarter of 2019, primarily due to improved demand in the Specialty segment.
Volume decreased by 28.5 kmt, or 5.1%, from 561.8 kmt (136.9 kmt in our Specialty Carbon Black segment and 424.9 kmt in our Rubber Carbon Black segment) for the six months ended June 30, 2018 to 533.3 kmt (133.8 kmt in our Specialty Carbon Black segment and 399.4 kmt in our Rubber Carbon Black segment) for the six months ended June 30, 2019. Adjusted for the plant consolidation in South Korea volumes increased by 1.0% versus prior year. The decrease in volume contributed a decrease of net sales of 4.6%, or $37.1 million. Volume in our Specialty Carbon Black segment contributed a decrease in net sales of 0.8%, or $6.2 million, while decreased volumes in our Rubber Carbon Black segment decreased net sales by 3.9%, or $30.9 million for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. The volume related decrease of net sales was offset mainly by positive impacts on net sales for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 resulting from oil price changes of 5.0%, or $39.7 million.
Cost of sales and gross profit
Cost of sales increased by $16.2 million, or 5.8%, from $278.8 million in the second quarter of 2018 to $295.0 million in the second quarter of 2019 mainly as a result of increased feedstock cost, offset by effects from lower volumes and foreign exchange rate changes.
Cost of sales increased by $8.6 million, or 1.5%, from $573.1 million ($172.3 million in our Specialty Carbon Black segment and $400.8 million in our Rubber Carbon Black segment) for the six months ended June 30, 2018 to $581.7 million ($185.1 million in our Specialty

Carbon Black segment and $396.7 million in our Rubber Carbon Black segment) for the six months ended June 30, 2019. The increase was primarily due to higher oil prices of 6.3% or $36.0 million, offset by the decrease of cost of sales of 4.3%, or $24.9 million (0.6%, or $3.2 million, decrease in our Specialty Carbon Black segment and 3.8%, or $21.7 million, decrease in our Rubber Carbon Black segment) due to decreased volumes as well as due to product mix changes and decreases as a result of foreign exchange rate effects.
Gross profit decreased for reasons described above by $8.8 million, or 7.7% from $112.8 million ($58.0 million in our Specialty Carbon Black segment and $54.7 million in our Rubber Carbon Black segment) in the second quarter of 2018 to $104.0 million ($44.4 million in our Specialty Carbon Black segment and $59.6 million in our Rubber Carbon Black segment) in the second quarter of 2019.
Gross profit decreased by $23.2 million, or 10.3%, from $225.2 million ($112.0 million in our Specialty Carbon Black segment and $113.1 million in our Rubber Carbon Black segment) for the six months ended June 30, 2018 to $202.0 million ($85.8 million in our Specialty Carbon Black segment and $116.2 million in our Rubber Carbon Black segment) for the six months ended June 30, 2019 for reasons described above.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased by $2.1 million, or 3.8%, from $54.2 million in the second quarter of 2018 to $52.1 million in the second quarter of 2019 in part due to decreased volumes as well as impacts from foreign exchange rate changes.
Selling, general and administrative expenses decreased by $5.4 million, or 4.8%, from $113.1 million for the six months ended June 30, 2018 to $107.7 million for the six months ended June 30, 2019, partially due to a decrease in volume from 561.8 kmt for the six months ended June 30, 2018 to 533.3 kmt for the six months ended June 30, 2019 and in part as a result of foreign exchange impacts and consulting fees among other smaller items.
Research and development costs
R&D expenses of $4.9 million in the second quarter of 2019 remained stable compared to the second quarter of 2018.
R&D expenses of $10.0 million for the six months ended June 30, 2019 remained stable compared to six months ended June 30, 2018.
Other expenses, net
Other expenses, net, which comprises other operating income and other operating expenses, increased by $3.2 million from $1.3 million in the second quarter of 2018 to $4.5 million in the second quarter of 2019 due to allowances and asset disposal expenses.
Other expenses, net, which comprises other operating income and other operating expenses, amounted to $7.0 million for the six months ended June 30, 2019 and $3.1 million for the six months ended June 30, 2018 mainly due to the increase in the second quarter of 2019.
Restructuring expenses/(income), net
Restructuring expenses/(income), net are related to the Rubber footprint restructuring and changed from $29.8 million net restructuring income in the second quarter of 2018 to $1.0 million net restructuring expense in the second quarter of 2019. The income in 2018 was associated with the land sale and the consolidation of our two plants in South Korea.
Restructuring expenses incurred in the six months ended June 30, 2019 were essentially all incurred in the second quarter of 2019. Restructuring income for the six months ended June 30, 2018 were associated to the above mentioned land sale and consolidation of our two plants in South Korea.
Income from operations
Income from operations decreased by $41.0 million from $82.5 million in the second quarter of 2018 to $41.5 million in the second quarter of 2019. This decrease is in particular due to the land sale income of $29.8 million recorded in second quarter of 2018 and the decrease in gross profit. Income from operations decreased by $11.2 million, or 21.3%, to $41.5 million from the same period in the prior year excluding the net gain of $29.8 million on the land sale in South Korea in 2018. This adjusted decrease of $11.2 million is mainly driven by the decrease in gross profit.
Income from operations decreased by $51.6 million, or 40.4%, from $127.8 million for the six months ended June 30, 2018 to $76.2 million for the six months ended June 30, 2019. This decrease is in particular due the land sale income recorded in the second quarter of 2018 and the decrease in gross profit.

Interest and other financial expense, net
Interest and other financial expense, net comprises interest and other financial income and interest and other financial expenses and decreased by $1.2 million from $8.8 million in the second quarter of 2018 to $7.6 million in the second quarter of 2019 reflecting in particular the impact from the reduced expenses following the reduction of interest rates pursuant to the Amendment in May 2018.
Interest and other financial expense, net. Interest and other financial expense, net amounted to $14.0 million for the six months ended June 30, 2019 compared to $17.2 million for the six months ended June 30, 2018 reflecting in particular the impact from the reduced expenses following the reduction of interest rates pursuant to the Amendment in May 2018. Interest and other financial income included foreign exchange rate gains of $21.2 million and Interest and other financial expenses included foreign exchange rate losses of $21.9 million for the six months ended June 30, 2019.
Income from operations before income tax expense and equity in earnings of affiliated companies
Income from operations before income taxes and equity in earnings of affiliated companies decreased by $39.8 million from $73.7 million in the second quarter of 2018 to $33.9 million in the second quarter of 2019, mainly driven by the facts described above.
Income from operations before income taxes and equity in earnings of affiliated companies decreased by $48.5 million, or 43.8%, from $110.6 million for the six months ended June 30, 2018 to $62.2 million for the six months ended June 30, 2019, mainly driven by the impacts described above.
Income tax expense
Income taxes decreased by $11.4 million from $20.7 million in the second quarter of 2018 to $9.3 million in the second quarter of 2019 as a result of decreased income before taxes.
Income taxes amounted to $18.7 million for the six months ended June 30, 2019 compared to $31.1 million for the six months ended June 30, 2018 as a result of decreased income before taxes.
The estimated annual effective tax rate of 29.6% for the six months ended June 30, 2019 deviated from the effective tax rate of 30% for the six months ended June 30, 2019. For details regarding this deviation see Note K. Income Taxes to the consolidated financial statements.
Equity in earnings of affiliated companies, net of tax
Equity in earnings of affiliated companies represents the equity income from our German joint venture, which was comparable for the three and six months ended six months ended June 30, 2019 and 2018.
Net income
Net income decreased by $28.4 million from $53.1 million in the second quarter of 2018 to $24.7 million in the second quarter of 2019 reflecting all the items described above.
Our net income for the six months ended June 30, 2019 amounted to $43.7 million, a decrease of $36.1 million, reflecting all the factors described above.
Contribution margin and contribution margin per metric ton (non-GAAP financial measures)
Contribution Margin decreased by $11.7 million or 7.6% from $155.1 million in the second quarter of 2018 to $143.4 million in the second quarter of 2019 despite base price increases in Rubber and volumes in Specialty. The decrease reflects negative foreign exchange rate translation effects, negative product and regional mix in Specialty, negative feedstock differentials and lower overhead cost recovery associated with inventory reductions. Contribution Margin per Metric Ton decreased by 5.8% from $562.8 per Metric Ton for the second quarter of 2018 to $530.3 per Metric Ton in the second quarter of 2019.
Contribution Margin decreased by $25.6 million, or 8.4%, from $305.3 million for the six months ended June 30, 2018 to $279.7 million for the six months ended June 30, 2019, reflecting the negative foreign exchange rate translation effects, mix, decrease in volumes, changes in the product mix, negative feedstock differentials and inventory movements, offset by base price increases mainly in our Rubber Carbon Black segment. Contribution Margin per Metric Ton decreased by 3.5%, from $543.4 per Metric Ton for the six months ended June 30, 2018 to $524.6 per Metric Ton for the six months ended June 30, 2019.
Adjusted EBITDA (non-GAAP financial measure)
Adjusted EBITDA decreased by $9.6 million or 11.9% from $81.1 million in the second quarter of 2018 to $71.5 million in the second quarter of 2019, mainly as a result of decreased contribution margin offset by some reductions in selling, general and administrative expenses.

Adjusted EBITDA decreased by $21.0 million, or 13.4%, from $157.1 million for the six months ended June 30, 2018 to $136.1 million for the six months ended June 30, 2019, mainly as a result of decreased contribution margin offset by some reductions in selling, general and administrative expenses.
Segment Discussion
Our business operations are divided into two operating segments: the Specialty Carbon Black segment and the Rubber Carbon Black segment.
The table below presents our segment results for three and six months ended June 30, 2019 and 2018 and are, with the exception of volumes, derived from our unaudited condensed consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In millions, unless otherwise indicated)
Specialty Carbon Black
Net sales	$139.3	$142.7	$270.9	$284.3
Cost of sales	94.9	84.6	185.1	172.3
Gross profit	$44.4	$58.0	$85.8	$112.0
Volume (kmt)	69.9	67.8	133.8	136.9
Adjusted EBITDA	$31.0	$45.2	$60.4	$85.6
Adjusted EBITDA Margin (%)(1)	22.3	31.7	22.3	30.1

Rubber Carbon Black
Net sales	$259.7	$248.9	$512.9	$513.9
Cost of sales	200.1	194.2	396.7	400.8
Gross profit	$59.6	$54.7	$116.2	$113.1
Volume (kmt)	200.6	207.8	399.4	424.9
Adjusted EBITDA	$40.5	$35.9	$75.7	$71.6
Adjusted EBITDA Margin (%)(1)	15.6	14.4	14.8	13.9

(1)	Defined as Adjusted EBITDA divided by net sales.
Specialty Carbon Black
Three months ended June 30, 2019 compared to three months ended June 30, 2018
Net sales of the Specialty Carbon Black segment decreased by $3.4 million , or 2.4%, from $142.7 million in the second quarter 2018 to $139.3 million in the second quarter 2019, mainly due to mix and negative foreign exchange rate translation effects, partially offset by higher volumes and base price improvements.
Volume of the Specialty Carbon Black segment increased by 2.1kmt, or 3.0%, from 67.8 kmt in the second quarter 2018 to 69.9 kmt in the second quarter 2019, as a result of improvement in market demand mainly in Asia.
Gross profit of the Specialty Carbon Black segment decreased by $13.6 million, or 23.5%, from $58.0 million in the second quarter 2018 to $44.4 million in the second quarter 2019, mainly due to the negative product mix, negative foreign exchange rate translation effects and lower overhead absorption due to decreases in inventory, partially offset by improved sales volumes.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by $14.2 million, or 31.4%, from $45.2 million in the second quarter 2018 to $31.0 million in the second quarter 2019, reflecting the decrease in gross profit and slightly increased fixed costs year over year
Six months ended June 30, 2019 compared to six months ended June 30, 2018
Net sales of the Specialty Carbon Black segment decreased by $13.4 million, or 4.7%, from $284.3 million in the six months ended June 30, 2018 to $270.9 million in the six months ended June 30, 2019, mainly due to negative product mix, foreign exchange rate translation effects and decrease in volumes, partially offset by the pass through of feedstock price increase and base price increases.
Volume of the Specialty Carbon Black segment decreased by 3.1 kmt, or 2.2%, from 136.9 kmt in the six months ended June 30, 2018 to 133.8 kmt in the six months ended June 30, 2019, mainly as a result of lower demand in North America.
Gross profit of the Specialty Carbon Black segment decreased by $26.2 million, or 23.4%, from $112.0 million in the six months ended June 30, 2018 to $85.8 million in the six months ended June 30, 2019, mainly due to negative foreign exchange rate translation effects, negative product mix, negative inventory movements and negative feedstock differentials, partially offset by improved base prices.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by $25.2 million, or 29.4%, from $85.6 million in the six months ended June 30, 2018 to $60.4 million in the six months ended June 30, 2019, reflecting the decrease in gross profit and slightly increased fixed costs year over year
Rubber Carbon Black
Three months ended June 30, 2019 compared to three months ended June 30, 2018
Net sales of the Rubber Carbon Black segment increased by $10.8 million, or 4.3%, from $248.9 million in the second quarter 2018 to $259.7 million in the second quarter 2019 primarily due the pass through of higher feedstock costs to customers, base price and surcharge increases, offset by lower volumes and negative foreign exchange rate translation effects.
Volume of the Rubber Carbon Black segment decreased by 7.2 kmt, or 3.5%, from 207.8 kmt in the second quarter 2018 to 200.6 kmt in the second quarter 2019, as a result of the closure of one of our plants in South Korea.
Gross profit of the Rubber Carbon Black segment increased by $4.9 million, or 9.0%, from $54.7 million in the second quarter 2018 to $59.6 million in the second quarter 2019, as a result of base price increases partially offset by negative foreign exchange rate translation effects and feedstock differentials.
Adjusted EBITDA of the Rubber Carbon Black segment increased by $4.6 million, or 12.7%, from $35.9 million in the second quarter 2018 to $40.5 million in the second quarter 2019, reflecting the benefit of higher gross profit.
Six months ended June 30, 2019 compared to six months ended June 30, 2018
Net sales of the Rubber Carbon Black segment decreased by $1.0 million, or 0.2%, from $513.9 million in the six months ended June 30, 2018 to $512.9 million in the six months ended June 30, 2019 primarily due to decreased volumes and negative foreign exchange rate translation effects, partially offset by the pass through of higher feedstock costs.
Volume of the Rubber Carbon Black segment decreased by 25.4 kmt, or 6.0%, from 424.9 kmt in the six months ended June 30, 2018 to 399.4 kmt in the six months ended June 30, 2019, respectively decreased by 4.2 % excluding the decrease in capacity from our closure of one of our facilities in Korea and weaker demand in Europe and China.
Gross profit of the Rubber Carbon Black segment increased by $3.1 million, or 2.7%, from $113.1 million in the six months ended June 30, 2018 to $116.2 million in the six months ended June 30, 2019, as a result of base price increases partially offset by decreased volumes and negative foreign exchange rate translation effects and to a lesser extent due to negative feedstock differentials.
Adjusted EBITDA of the Rubber Carbon Black segment increased by $4.1 million, or 5.7%, from $71.6 million in the six months ended June 30, 2018 to $75.7 million in the six months ended June 30, 2019, reflecting the development of gross profit and some positive foreign exchange rate translation effects associated with fixed costs.

B.	Liquidity and Capital Resources
Cash Flows
The tables below present our cash flows for the three and six months ended June 30, 2019 compared to the three and six months ended June 30, 2018.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In millions)
Net cash provided by operating activities	$48.0	$17.5	$74.1	$38.8
Net cash (used in)/provided by investing activities	(38.4)	30.7	(60.9)	4.8
Net cash used in financing activities	(17.2)	(29.3)	(16.8)	(38.2)

Cash, cash equivalents and restricted cash at the end of the period	$57.7	$78.1	$57.7	$78.1
Less restricted cash at the end of the period	4.5	4.6	4.5	4.6
Cash and cash equivalents at the end of the period	$53.2	$73.5	$53.2	$73.5
2019
Net cash provided by operating activities for the second quarter 2019 amounted to $48.0 million and consisted primarily of a consolidated profit for the period of $24.7 million, adjustments primarily for depreciation of $25.4 million and cash outflows from changes in operating assets and liabilities of $7.8 million.
Net cash used in investing activities for the second quarter 2019 amounted to $38.4 million. It comprises capital expenditure projects mainly related to preservation and overhaul projects as well as expenditures associated with our efforts to meet the EPA requirements in the U.S.
Net cash used in financing activities for the second quarter 2019 amounted to $17.2 million. $36.5 million were used for repayments of current borrowing as well as $2.0 million regular debt repayment. In addition, $12.0 million were used for dividend payments. Cash inflow of $41.6 million are related to local short term financing facilities.
Net cash provided by operating activities for the six months ended June 30, 2019 amounted to $74.1 million and consisted primarily of a consolidated profit for the period of $43.7 million, adjustments primarily for depreciation of $49.5 million and cash outflows from changes in operating assets and liabilities of $27.8 million.
Net cash used in investing activities for the six months ended June 30, 2019 amounted to $60.9 million. It comprises capital expenditure projects mainly related to preservation and overhaul projects as well as expenditures associated with our efforts to meet the EPA requirements in the U.S.
Net cash used in financing activities for the six months ended June 30, 2019 amounted to $16.8 million. $59.3 million were used for repayments of current borrowing as well as $4.0 million regular debt repayment. In addition, $23.9 million were used for dividend payments. Cash inflow of $78.7 million are related to local short term financing facilities.
2018
Net cash provided by operating activities for the second quarter 2018 amounted to $17.5 million and consisted primarily of a consolidated profit for the period of $53.1 million, adjustments primarily for depreciation of $24.2 million, cash outflows from changes in operating assets and liabilities of $27.4 million including changes in Net Working Capital of $26.1 million.
Net cash provided in investing activities for the second quarter 2018 amounted to $30.7 million, and comprised proceeds from our land sale in Korea of $64.7 million less expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network of $33.9 million.
Net cash used in financing activities for the second quarter 2018 amounted to $29.3 million. $2.1 million were regular debt payment. In addition, $11.9 million were used for dividend payments and $12.3 million local short term financing facilities in Korea were repaid.
Net cash provided by operating activities for the six months ended June 30, 2018 amounted to $38.8 million and consisted primarily of a consolidated profit for the period of $79.8 million, adjustments primarily for depreciation of $49.0 million, cash outflows from changes in operating assets and liabilities of $58.9 million including changes in Net Working Capital of $62.0 million.
Net cash provided by investing activities for the six months ended June 30, 2018 amounted to $4.8 million, and comprised expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network.

Net cash used in financing activities for the six months ended June 30, 2018 amounted to $38.2 million. $4.2 million were regular debt payment. In addition, $23.8 million were used for dividend payments. Cash inflow of $7.2 million related to local short term financing facilities.
Net Working Capital (non-GAAP financial measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-GAAP financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	June 30, 2019	December 31, 2018
	(In millions)
Inventories	$174.4	$183.6
Trade receivables	280.5	262.8
Trade payables	163.8	163.6
Net working capital	$291.2	$282.9
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2018 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately $23 to $26 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.
Our Net Working Capital increased from $282.9 million as of December 31, 2018 to $291.2 million as of June 30, 2019.
Capital Expenditures (non-GAAP financial measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the condensed consolidated financial statements.
Our Capital Expenditures amounted to $59.9 million for the six months ended June 30, 2018 and $60.9 million for the six months ended June 30, 2019. We plan to finance our Capital Expenditures with cash generated by our operating activities. With the exception of required expenditures in association with our recent settlement with the EPA we currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business. See Note L. Commitments and Contingencies for further details regarding the EPA settlement.
Capital Expenditures for the six months ended June 30, 2019 amounted to $60.9 million and were mainly composed of preservation and overhaul projects as well as expenditures associated with our efforts for investments required to address the EPA requirements in the United States.
Capital Expenditures for the six months ended June 30, 2018 amounted to $59.9 million and were mainly composed of expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions.
Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning. These forward-looking statements include, without limitation, statements about the following matters:

•
our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations;

•	the installation of pollution control technology in our U.S. manufacturing facilities pursuant to the EPA consent decree described herein;

•	the outcome of any in-progress, pending or possible litigation or regulatory proceedings; and

•	our expectation that the markets we serve will continue to grow.
All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries and markets in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for our products;

•	our ability to implement our business strategies;

•
volatility in the costs and availability of raw materials and energy including but not limited to any and all effects from restrictions imposed by the MARPOL convention and respective International Maritime Organization (IMO) regulations in particular to reduce sulphur oxides (SOx) emissions from ships)

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects;

•	information technology systems failures, network disruptions and breaches of data security;

•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	geopolitical events in the European Union, and in particular a “no-deal Brexit” which may impact the Euro;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	possible future investigations and enforcement actions by governmental or supranational agencies;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy;

•	litigation or legal proceedings, including product liability and environmental claims;

•	our ability to protect our intellectual property rights and know-how;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro, dislocations in credit and capital markets and inflation or deflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws or accepted interpretations of tax laws in those jurisdictions;

•	our indemnities to and from Evonik (as defined below);

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations, including tax audits; and

•	potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.
In light of these risks, our results could differ materially from the forward-looking statements contained in this report. For further information regarding factors that could affect our business and financial results and the related forward-looking statements, see "Item 3 Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018.
Part II - Other Information

Item 4. Exhibits

Exhibit No.	Description
8.1	List of Subsidiaries of Orion Engineered Carbons S.A.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

August 1, 2019	ORION ENGINEERED CARBONS S.A.

	By	/s/ Charles Herlinger
Name: Charles Herlinger
Title: Chief Financial Officer